U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )

                            THE HYDROGIENE CORPORATION

                                   COMMON STOCK

                                   448884-10-6
                                  (CUSIP NUMBER)


                         16776 Bernardo Center Drive, Suite 203
                           San Diego, California 92128


           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                            September 19, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Lanette B. Faulkner.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):
OO_________________________________________________________________

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  7,500,000.
_____________________________________________________________________

8.  Shared Voting Power:  0
_____________________________________________________________________

9.  Sole Dispositive Power:  7,500,000.
_____________________________________________________________________

10. Shared Dispositive Power: 0
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by the Reporting
Persons (combined): 7,500,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 6.45%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

The Hydrogiene Corporation
Common Stock, $.0001 par value
16776 Bernardo Center Drive, Suite 203
San Diego, California 92128

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Lanette B. Faulkner
(b)  31877 Del Obispo Street, Suite 205, San Juan Capistrano, CA 92675
(c)  None
(d)  No
(e)  No
(f)  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares issued pursuant to the terms of an attorney-client contract dated March 19, 2002 between Brian F. Faulkner, A
Professional Law Corporation, and the issuer. Mr. Faulkner has determined to have the shares issued in the name of Lanette B. Faulkner.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                                  Lanette B. Faulkner

Date: September 26, 2002                          /s/Lanette B. Faulkner
                                                  Lanette B. Faulkner